DORATO RESOURCES INC.

Suite 507 – 837 West Hastings Street

Vancouver, BC   V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

TSX.V Trading Symbol:  DRI

Germany Trading Symbol: DO5

For Immediate Release

June 20, 2008

Dorato Retains Quatloo Investment Management Inc.

to Provided Investor Relations Services

Vancouver, BC, Canada- Dorato Resources Inc. (“Dorato”) is pleased to announce that the Company has entered into an agreement to retain the services of Quatloo Investment Management Inc., of Vancouver, BC, to provide investor relations services to Dorato, commencing immediately.

The President and owner of Quatloo, Mr. Quentin Mai, has been appointed as Manager, Investor Relations and Corporate Communications of Dorato.  Mr. Mai has extensive experience in the provision of professional corporate communications, investor relations and business initiative and development services to publicly listed companies in both the Canadian and US equities markets.  He has over 15 years of professional commerce experience, including 5 years based in Asia.  Quatloo will assist Dorato in expanding and building its shareholder base and distributing consistent and timely information to potential investors and financial professionals.

The agreement is for an initial term of one year, and is terminable on 90 days notice by either party.  Quatloo will be paid a fee of $4,000 Cdn. per month.  In addition, Mr. Mai will be granted an incentive stock option to purchase up to 200,000 common shares at a price of $1.40 per share, exercisable for a period of two years from the date of grant.  In accordance with the TSX.V requirements, these options will vest over a period of 12 months, with 12.5% vesting on grant, 12.5% after three months and the balance of 75% as to 25% on each of the 6, 9 and 12 month anniversaries of the grant.  The grant of these options is subject to TSX.V acceptance of the agreement with Quatloo.  Quatloo does not presently hold any securities of Dorato.  Mr. Mai currently holds 187,800 common shares of Dorato.

Dorato is a resource exploration company, focused on several prospective mineral exploration properties in Peru.  Dorato is committed to building shareholder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

ON BEHALF OF THE BOARD:

(signed) “Anton J. Drescher,” President

For further information, please call: (604) 685-1017

Contact Information:

Quentin Mai, Manager – Corporate Communications & Investor Relations

Email:  qmai@doratoresources.com

Phone: (604) 408-7488 / Fax: (604) 408-7499

The TSX Venture Exchange has in no way passed upon the merits of the transaction and has neither approved or disproved the contents of this press release.

Cautionary Statement

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements, By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking statements. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.